

16013329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8-68191

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-15 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Stanley Smith Barney LLC

OFFICIAL USE ONLY
FIRM I.D. No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Westchester Avenue
(No. and Street)

Purchase	New York	10577-2530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey A. Gelfand — (914) 225-6412 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, Jeffrey A. Gelfand and David Morano, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Morgan Stanley Smith Barney LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2015, are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Jeffrey A. Gelfand
Chief Financial Officer



David Morano
Managing Director

Subscribed to before me this
26th day of February, 2016



Notary Public

LAURA RAHILL
Notary Public, State of New York
No. 01RA6312456
Qualified in Queens County
Commission Expires September 29, 201[illegible]

MORGAN STANLEY SMITH BARNEY LLC
(SEC I.D. No. 8-68191)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015 USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Morgan Stanley Smith Barney LLC

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley Smith Barney LLC and subsidiaries (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley Smith Barney LLC and subsidiaries as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2016

MORGAN STANLEY SMITH BARNEY LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2015
(In millions of dollars)

ASSETS

Cash	$	483
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements		1,571
Financial instruments owned, at fair value (approximately $3 were pledged to various parties)		833
Securities purchased under agreements to resell		3,110
Securities borrowed		445
Receivables:		
Customers (net of $4 allowance for doubtful accounts)		15,298
Brokers, dealers and clearing organizations		211
Fees, interest and other		533
Affiliates		61
Goodwill		4,609
Intangible assets (net of accumulated amortization of $1,625)		2,325
Other assets		260
Total assets	$	29,739

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings - affiliates	$	8
Financial instruments sold, not yet purchased, at fair value		583
Securities sold under agreements to repurchase		2,898
Securities loaned		2,519
Payables:		
Customers		6,369
Brokers, dealers and clearing organizations		165
Interest and dividends		35
Affiliates		723
Other liabilities and accrued compensation expenses		4,614
Total liabilities		17,914
Subordinated liabilities		100
Member's equity		11,725
Total liabilities and member's equity	$	29,739

See Notes to Consolidated Statement of Financial Condition.

MORGAN STANLEY SMITH BARNEY LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
As of December 31, 2015
(In millions of dollars, except where noted)

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley Smith Barney LLC ("MSSB") and its subsidiaries (collectively, the "Company") offer a wide variety of financial products and provide financial services to a large and diversified group of clients, financial institutions and individuals. The Company's businesses include financial advisory services, sales, and trading in fixed income securities and related products, including foreign exchange and investment activities and new issue distribution of fixed income, equity and packaged products. The Company provides clients with a comprehensive array of financial solutions, including MSSB products and services, and products and services from third party providers, such as insurance companies and mutual fund families. The Company offers brokerage and investment advisory services covering various investment alternatives; financial and wealth planning services; annuity and insurance products; cash management; and retirement plan services through a network of approximately sixteen thousand financial advisors in the United States of America ("U.S.").

MSSB is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and as an investment adviser. The Company is also registered as an introducing broker with the Commodities Futures Trading Commission ("CFTC") and clears futures transactions through an affiliate, Morgan Stanley & Co. LLC ("MS&Co.")

The Company is a wholly owned subsidiary of Morgan Stanley Smith Barney Holdings LLC (the "Parent"). The Parent is an indirectly wholly owned subsidiary of Morgan Stanley (the "Ultimate Parent").

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the valuation of goodwill and intangible assets, compensation, the outcome of legal and tax matters, and other matters that affect its consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of its consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates. Intercompany balances and transactions with its subsidiaries have been eliminated in consolidation.

The consolidated statement of financial condition includes the accounts of MSSB and its wholly owned licensed insurance subsidiaries in which MSSB has a controlling financial interest.

At December 31, 2015, the Company's consolidated subsidiaries reported $10 of assets, $8 of liabilities and $2 of member's equity on a stand-alone basis.

Consolidation

The Company applies accounting guidance for consolidation of VIEs to certain entities in which equity investors do not have the characteristics of a controlling financial interest. The primary beneficiary of a VIE is the party that both (1) has the power to direct the activities of a VIE that most significantly affect the VIE's economic performance and (2) has an obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. The Company consolidates entities of which it is the primary beneficiary. At December 31, 2015, there are no consolidated VIEs.

Note 2 - Significant Accounting Policies

Financial Instruments and Fair Value

Instruments within Financial instruments owned and Financial instruments sold, not yet purchased, are measured at fair value. These financial instruments primarily represent the Company's trading positions and include both cash and derivative products.

The fair value of OTC financial instruments, including derivative contracts related to financial instruments and commodities, is presented in the accompanying consolidated statement of financial condition on a net-by-counterparty basis, when appropriate. Additionally, the Company nets the fair value of cash collateral paid or received against the fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 -- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 -- Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 -- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy (see Note 4).

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For assets and liabilities that are transferred between Levels in the fair value hierarchy during the period, fair values are ascribed as if the assets or liabilities had been transferred as of the beginning of the period.

Valuation Techniques

Many cash instruments and OTC derivative contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. The Company carries positions at the point within the bid-ask range that meet the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments and OTC derivative contracts is derived using pricing models. Pricing models take into account the contract terms as well as multiple inputs including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, creditworthiness of the counterparty, creditworthiness of the Company, option volatility and currency rates.

Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality and model uncertainty. Adjustments for liquidity risk adjust model derived mid-market levels of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions.

The Company considers collateral held and legally enforceable master netting agreements that mitigate the Company's exposure to each counterparty. Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible. The Company generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.

The Company may apply a concentration adjustment to certain of its OTC derivatives portfolios to reflect the additional cost of closing out a particularly large risk exposure. Where possible, these adjustments are based on observable market information, but in many instances, significant judgment is required to estimate the costs of closing out concentrated risk exposures due to the lack of liquidity in the marketplace

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, the Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date

See Note 4 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Valuation Process

The Valuation Review Group ("VRG") within the Financial Control Group ("FCG") of the Ultimate Parent and its consolidated subsidiaries is responsible for the Ultimate Parent and its consolidated subsidiaries' fair value valuation policies, processes and procedures. VRG is independent of the business units and reports to the Chief Financial Officer of the Ultimate Parent and its consolidated subsidiaries ("CFO"), who has final authority over the valuation of the Company's financial instruments. VRG implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to ensure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

The Company's control processes apply to financial instruments categorized in Level 1, Level 2 or Level 3 of the fair value hierarchy, unless otherwise noted. These control processes include:

Model Review. VRG, in conjunction with the Market Risk Department ("MRD") and, where appropriate, the Credit Risk Management Department, both of which report to the Chief Risk Officer of the Ultimate Parent and its consolidated subsidiaries ("Chief Risk Officer"), independently review valuation models' theoretical soundness, the appropriateness of the valuation methodology and calibration techniques developed by the business units using observable inputs. Where inputs are not observable, VRG reviews the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. As part of the review, VRG develops a methodology to independently verify the fair value generated by the business unit's valuation models. All of the Company's valuation models are subject to an independent annual review.

Independent Price Verification. The business units are responsible for determining the fair value of financial instruments using approved valuation models and valuation methodologies. Generally on a monthly basis, VRG independently validates the fair value of financial instruments determined using valuation models by determining the appropriateness of the inputs used by the business units and by testing compliance with the documented valuation methodologies approved in the model review process described above.

VRG uses recently executed transactions, other observable market data such as exchange data, broker-dealer quotes, third-party pricing vendors and aggregation services for validating the fair values of financial instruments generated using valuation models. VRG assesses the external sources and their valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources are evaluated using a number of approaches; for example, by corroborating the external sources' prices to executed trades, by analyzing the methodology and assumptions used by the external source to generate a price and/or by evaluating how active the third-party pricing source (or originating sources used by the third-party pricing source) is in the market. Based on this analysis, VRG generates a ranking of the observable market data to ensure that the highest-ranked market data source is used to validate the business unit's fair value of financial instruments.

For financial instruments categorized within Level 3 of the fair value hierarchy, VRG reviews the business unit's valuation techniques to ensure these are consistent with market participant assumptions.

The results of this independent price verification and any adjustments made by VRG to the fair value generated by the business units are presented to management, the CFO and the Chief Risk Officer, on a regular basis.

Review of New Level 3 Transactions. VRG reviews the models and valuation methodology used to price all new material Level 3 transactions and both FCG and MRD management must approve the fair value of the trade that is initially recognized.

For further information on financial assets and liabilities that are measured at fair value on a recurring basis, see Note 4.

Income Taxes

The Company accounts for income tax expense (benefit) using the asset and liability method. Under this method, the consolidated statement of financial condition includes deferred tax assets, related valuation allowance and deferred tax liabilities associated with expected tax consequences of future events. Under this method, deferred tax assets and liabilities are determined based upon the temporary differences between the statement of financial condition and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

In accordance with the terms of the Tax Sharing Agreement with the Ultimate Parent, substantially all current and deferred taxes (federal, combined and unitary state) are offset with all other intercompany balances with the Ultimate Parent.

Uncertain tax positions are recorded on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

Cash

Cash represents funds deposited with financial institutions.

Cash Deposited with Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements include cash segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Repurchase and Securities Lending Transactions

Securities borrowed or Securities purchased under agreements to resell ("reverse repurchase agreements") and Securities loaned or Securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings. Reverse repurchase agreements and repurchase agreements are carried on the consolidated statement of financial condition at the amounts of cash paid or received, plus accrued interest. Where appropriate, repurchase agreements and reverse repurchase agreements with the same counterparty are reported on a net basis. Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received.

Receivables and Payables – Customers

Receivables from customers (net of allowance for doubtful accounts) and payables to customers include amounts due on cash, margin and other customer securities-based lending transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for failed to deliver by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables/payables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date and payables to clearing organizations.

Goodwill and Intangible Assets

Goodwill is not amortized and is reviewed annually (or more frequently when certain events or circumstances exist) for impairment. Finite lived intangible assets are amortized over their estimated useful lives and reviewed for impairment.

The Company tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. The Company tests for impairment at the reporting unit level. For both the annual and interim tests, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of the reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if the Company concludes otherwise, then it is required to perform the first step of the two-step impairment test. Goodwill impairment is determined by comparing the estimated fair value of the reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill is not deemed to be impaired. If the estimated fair value is below carrying value, however, further analysis is required to determine the amount of the impairment. Additionally, if the carrying value is zero or a negative value and it is determined that it is more likely than not the goodwill is impaired, further analysis is required. The estimated fair value of the reporting unit is derived based on valuation techniques the Company believes market participants would use for the reporting unit.

The estimated fair values are generally determined by utilizing a discounted cash flow methodology or methodologies that incorporate price-to-earnings multiples of certain comparable companies.

Other Assets

Other assets include, but are not limited to, prepaid expenses.

Other Liabilities

Other liabilities include, but are not limited to, accrued compensation, deferred income, and accrued expenses.

Note 3- Related Party Transactions

The Company has transactions with the Ultimate Parent and its consolidated affiliates. Subordinated liabilities transacted with the Ultimate Parent are described in Note 9.

During 2015, the Company paid dividends of $2,400 to the Parent as follows:

Payment Date	Dividend
April 8, 2015	$ 400
September 25, 2015	1,000
November 20, 2015	1,000
	$ 2,400

On July 1, 2015, the Company entered into new deposit sweep agreements with Morgan Stanley Bank, N.A. ("MSBNA") and Morgan Stanley Private Bank, N.A. ("MSPBNA"), both affiliates of the Ultimate Parent.

Receivables from and payables to affiliates consist of affiliate transactions that occur in the normal course of business. Payables to affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. A significant portion of collateralized transactions that occur in the normal course of business are with affiliates of the Company.

Assets and receivables from affiliated companies at December 31, 2015 are comprised of:

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements	$	16
Financial instruments owned		72
Reverse repurchase agreements		3,091
Securities borrowed		445
Receivables - Customers		39
Receivables - Brokers, dealers and clearing organizations		10
Receivables - Fees, interest and other		9
Receivables - Affiliates		61

Liabilities and payables to affiliated companies at December 31, 2015 are comprised of:

Short term borrowings - affiliates	$	8
Financial instruments sold		18
Repurchase agreements		2,843
Securities loaned		2,519
Payables - Brokers, dealers and clearing organizations		8
Payables - Affiliates		723
Subordinated liabilities		100

Note 4 – Fair Value Disclosures

Fair Value Measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

U.S. Government and Agency Securities

U.S. Treasury Securities

U.S. Treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities

U.S. agency securities are composed of two main categories consisting of agency-issued debt and agency mortgage pass-through pool securities. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of the comparable to-be-announced ("TBA") security. Actively traded non-callable agency-issued debt securities are generally categorized in Level 1 of the fair value hierarchy. Callable agency-issued debt securities and agency mortgage pass-through pool securities are generally categorized in Level 2 or Level 3 of the fair value hierarchy.

Other Sovereign Government Obligations

Foreign sovereign government obligations are valued using quoted prices in active markets when available. These bonds are generally categorized in Level 1 of the fair value hierarchy. If the market is less active or prices are dispersed, these bonds are categorized in Level 2 of the fair value hierarchy. In instances where the inputs are unobservable, these bonds are categorized in Level 3 of the fair value hierarchy.

Corporate and Other Debt

Residential Mortgage-Backed Securities ("RMBS") and other Asset-Backed Securities ("ABS").

RMBS and other ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default and recovery rates, and/or applying discounted cash flow techniques. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates and loss severity. In addition, for RMBS borrowers, Fair Isaac Corporation ("FICO") scores and the level of documentation for the loan are considered. Market standard models, such as Intex, Trepp or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, and default and prepayment rates for each asset category. Valuation levels of RMBS indices are used as an additional data point for benchmarking purposes or to price outright index positions.

RMBS and other ABS are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance and other inputs, then RMBS and other ABS are categorized in Level 3 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is determined using recently executed transactions, market price quotations (where observable), bond spreads, credit default swap spreads, at the money volatility and/or volatility skew obtained from independent external parties such as vendors and brokers adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Collateralized Debt Obligations ("CDO")

The Company holds cash CDOs that typically reference a tranche of an underlying synthetic portfolio of collateralized debt securities ("CDS") spreads collateralized by corporate bonds ("credit-linked notes") or cash portfolio of asset-backed securities ("asset-backed CDOs").

Credit correlation, a primary input used to determine the fair value of credit-linked notes, is usually unobservable and derived using a benchmarking technique. The other credit-linked note model inputs such as credit spreads, including collateral spreads, and interest rates are typically observable.

Asset-backed CDOs are valued based on an evaluation of the market and model input parameters sourced from similar positions as indicated by primary and secondary market activity. Each asset-backed CDO position is evaluated independently taking into consideration available comparable market levels, underlying collateral performance and pricing, deal structures and liquidity.

CDOs are generally categorized in Level 2 of the fair value hierarchy when either the credit correlation input is insignificant or comparable market transactions are observable. In instances where the inputs are unobservable, these CDOs are categorized in Level 3 of the fair hierarchy.

Corporate Equities

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

Derivative Contracts

Listed Derivative Contracts

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in Level 2 of the fair value hierarchy.

OTC Derivative Contracts

OTC derivative contracts include forward, swap and option contracts related to interest rates, foreign currencies, equity prices or commodity prices.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be either observed or modeled using a series of techniques and model inputs from comparable benchmarks, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, and simulation models or a combination thereof. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgment, and the pricing inputs are observed from actively quoted markets, as is the case for generic interest rate swaps, certain option contracts and certain credit default swaps. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. A substantial majority of OTC derivative products valued by the Company using pricing models fall into this category and are categorized in Level 2 of the fair value hierarchy.

For further information on the valuation techniques for OTC derivative products, see Note 2.

For further information on derivative instruments, see Note 5.

Physical Commodities

The Company trades various precious metals on behalf of its customers. Fair value for physical commodities is determined using observable inputs, including broker quotations and published indices. Physical commodities are categorized in Level 2 of the fair value hierarchy.

The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis at December 31, 2015.

Assets and Liabilities Measured at Fair Value on a Recurring Basis at December 31, 2015

	Level 1	Level 2	Level 3	Balance December 31, 2015
Assets at Fair Value:				
Financial instruments owned:				
U.S. government and agency securities:				
U.S. Treasury securities	$ 43	$ -	$ -	$ 43
U.S. agency securities	-	144	-	144
Total U.S. government and agency securities	43	144	-	187
Other sovereign government obligations	1	5	-	6
Corporate and other debt:				
Residential mortgage-backed securities	-	4	-	4
Asset-backed securities	-	-	2	2
Corporate bonds	-	538	-	538
Collateralized debt obligations	-	-	2	2
Other debt	-	2	-	2
Total corporate and other debt	-	544	4	548
Corporate equities [1]	10	9	-	19
Derivative contracts:				
Interest rate contracts	-	1	-	1
Foreign exchange contracts	-	48	-	48
Equity contracts	-	4	-	4
Commodity contracts	-	13	-	13
Total derivative contracts	-	66	-	66
Physical commodities	-	7	-	7
Total financial instruments owned	$ 54	$ 775	$ 4	$ 833
Liabilities at Fair Value:				
Financial instruments sold, not yet purchased:				
U.S. government and agency securities	$ 89	-	$ -	$ 89
Other sovereign government obligations	7	2	-	9
Corporate and other debt:				
Corporate bonds	-	405	-	405
Other debt	-	2	-	2
Total corporate and other debt	-	407	-	407
Corporate equities [1]	10	13	-	23
Derivative contracts:				
Foreign exchange contracts	-	42	-	42
Equity contracts	-	1	-	1
Commodity contracts	-	12	-	12
Total derivative contracts	-	55	-	55
Total financial instruments sold, not yet purchased	$ 106	$ 477	$ -	$ 583

[1] For trading purposes, the Company holds or sells short equity securities issued by entities in diverse industries and of varying size.

Transfers Between The Fair Value Hierarchy Levels During 2015

For assets and liabilities that were transferred between Levels during 2015, fair values are ascribed as if the assets or liabilities had been transferred as of January 1, 2015.

During 2015, there were no material transfers between Level 1 and Level 2, or into or out of Level 3.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Company's consolidated statement of financial condition. The table below excludes certain financial instruments such as equity method investments and all non-financial assets and liabilities such as goodwill and intangible assets.

The carrying value of cash and short-term financial instruments such as reverse repurchase agreements, Securities borrowed, repurchase agreements, Securities loaned, certain receivables and payables arising in the ordinary course of business, Other assets, Other liabilities and accrued compensation expenses, and Short-term borrowings - affiliates approximate fair value because of the relatively short period of time between their origination and expected maturity.

The fair value of Subordinated liabilities is generally determined based on transactional data or third party pricing for identical or comparable instruments, when available. Where position-specific external prices are not observable, fair value is determined based on current interest rates and credit spreads for debt instruments with similar terms and maturity.

Financial Instruments Not Measured at Fair Value at December 31, 2015

	At December 31, 2015		Fair Value Measurements using:		
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial Assets:					
Cash	$ 483	$ 483	$ 483	$ -	$ -
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements	1,571	1,571	1,571	-	-
Reverse repurchase agreements	3,110	3,110	-	3,110	-
Securities borrowed	445	445	-	445	-
Receivables: [1]					
Customers	15,298	15,298	-	15,298	-
Brokers, dealers and clearing organizations	211	211	-	211	-
Fees, interest and other	191	191	-	191	-
Affiliates	61	61	-	61	-
Other assets[2]	36	36	-	36	-
Financial Liabilities:					
Short-term borrowings - affiliates	$ 8	$ 8	$ -	$ 8	$ -
Repurchase agreements	2,898	2,898	-	2,898	-
Securities loaned	2,519	2,519	-	2,519	-
Payables:[1]					
Customers	6,369	6,369	-	6,369	-
Brokers, dealers and clearing organizations	165	165	-	165	-
Affiliates	723	723	-	723	-
Other liabilities and accrued compensation expenses[3]	2,837	2,837	-	2,837	-
Subordinated liabilities	100	100	-	100	-

[1] Accrued interest, fees and dividend receivables and payables where carrying value approximates fair value have been excluded.
[2] Other assets exclude certain financial instruments that are not in scope and certain non-financial instruments.
[3] Other liabilities and accrued compensation expenses excludes certain financial instruments that are not in scope and certain non-financial instruments.

Note 5 - Derivative Instruments

The Company may trade listed futures, forwards, options and other derivatives referencing, among other things, interest rates, currencies, investment grade and non-investment grade corporate credits, loans, bonds, U.S. and other sovereign securities, emerging market bonds and loans, credit indices, asset-backed security indices, property indices, mortgage-related and other asset-backed securities and real estate loan products. The Company may use these instruments to hedge their client facilitation activity. The Company does not apply hedge accounting.

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (e.g., futures, forwards, swaps and options). The Company manages the market risk associated with its trading activities on a Company-wide basis and on an individual product basis. The Company's derivative instruments are not subject to master netting or collateral agreements. See information related to offsetting of certain collateralized transactions in Note 6.

Fair Value and Notional of Derivative Instruments. Fair values of derivative contracts in an asset position are included in Financial instruments owned and fair values of derivative contracts in a liability position are reflected in Financial instruments sold, not yet purchased in the consolidated statement of financial condition (see Note 4):

	Derivative Assets					
	Fair Value			Notional		
	Bilateral OTC	Exchange Traded	Total	Bilateral OTC	Exchange Traded	Total
Derivative contracts:[(1)]						
Interest rate contracts	$ 1	$ -	$ 1	$ 5	$ 30	$ 35
Foreign exchange contracts	48	-	48	2,248	-	2,248
Equity contracts	4	-	4	883	-	883
Commodity contracts	13	-	13	13	-	13
Total derivative assets	$ 66	$ -	$ 66	$ 3,149	$ 30	$ 3,179

	Derivative Liabilities					
	Fair Value			Notional		
	Bilateral OTC	Exchange Traded	Total	Bilateral OTC	Exchange Traded	Total
Derivative contracts:[(1)]						
Interest rate contracts	$ -	$ -	$ -	$ 113	$ -	$ 113
Foreign exchange contracts	42	-	42	2,235	-	2,235
Equity contracts	1	-	1	40	-	40
Commodity contracts	12	-	12	12	6	18
Total derivative liabilities	$ 55	$ -	$ 55	$ 2,400	$ 6	$ 2,406

(1) Notional amounts include gross notionals related to open long and short futures contracts of $10 and $6, respectively. The unsettled fair value of the open short futures contracts (excluded from the table above) is included in Receivables - Brokers, dealers and clearing organizations on the consolidated statement of financial condition.

Note 6 - Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions.

The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), with the right to net a counterparty's rights and obligations under such agreement and liquidate and set-off collateral held by the Company against the net amount owed by the counterparty.

The Company's policy is generally to take possession of reverse repurchase agreements and securities borrowed, and to receive securities and cash posted as collateral (with rights of rehypothecation). In certain cases, the Company may agree for such collateral to be posted to a third-party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized. The risk related to a decline in the market value of collateral (pledged or received) is managed by setting

appropriate market-based haircuts. Increases in collateral margin calls on secured financing due to market value declines may be mitigated by increases in collateral margin calls on reverse repurchase agreements and securities borrowed transactions with similar quality collateral. Additionally, the Company may request lower quality collateral pledged be replaced with higher quality collateral through collateral substitution rights in the underlying agreements.

The Company actively manages its secured financing in a manner that reduces the potential refinancing risk of secured financing for less liquid assets. The Company considers the quality of collateral when negotiating collateral eligibility with counterparties, as defined by the Company's fundability criteria. The Company utilizes shorter-term secured financing for highly liquid assets and has established longer tenor limits for less liquid assets, for which funding may be at risk in the event of a market disruption.

Offsetting of Certain Collateralized Transactions

The following table presents information about the offsetting of these instruments and related collateral amounts at December 31, 2015. For information related to offsetting of derivatives, see Note 5.

	Gross Amounts[1]	Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts Presented in the Consolidated Statement of Financial Condition	Financial Instruments Not Offset in the Consolidated Statement of Financial Condition[2]	Net Exposure
Assets					
Reverse repurchase agreements	$ 3,110	$ -	$ 3,110	$ (3,085)	$ 25
Securities borrowed	445	-	445	(436)	9
Liabilities					
Repurchase agreements	$ 2,898	$ -	$ 2,898	$ (2,843)	$ 55
Securities loaned	2,519	-	2,519	(2,450)	69

(1) Amounts include $20 of Securities purchased under agreements to resell and $55 of Securities sold under agreements to repurchase which are either not subject to master netting agreements or are subject to such agreements but the Company has not determined the agreements to be legally enforceable.

(2) Amounts relate to master netting agreements which have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

Secured Financing Transactions—Maturities and Collateral Pledged

The following tables present gross obligations for repurchase agreements and securities loaned transactions by remaining contractual maturity and class of collateral pledged.

	Remaining Contractual Maturity				
	Overnight and Open	Less than 30 days	30-90 days	Over 90 days	Total
Repurchase agreements	$ 2,868	$ -	$ 30	$ -	$ 2,898
Securities loaned	2,519	-	-	-	2,519
Gross amount of secured financing included in the above offsetting disclosure	$ 5,387	$ -	$ 30	$ -	$ 5,417

Repurchase agreements	
U.S. government and agency securities	$ 256
Corporate equities	1,650
Corporate and other debt	992
Total repurchase agreements	$ 2,898
Securities loaned	
Corporate and other debt	$ 33
Corporate equities	2,484
Other sovereign government obligations	2
Total securities loaned	$ 2,519
Gross amount of secured financing included in the above offsetting disclosure	$ 5,417

Financial Instruments Pledged

The Company pledges its financial instruments owned to collateralize repurchase agreements and other secured financings. Pledged financial instruments that can be sold or repledged by the secured party are identified as Financial instruments owned (pledged to various parties) in the Company's consolidated statement of financial condition. At December 31, 2015, the carrying value of financial instruments owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge the collateral were $699.

Collateral Received

The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed and derivative transactions, and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending and derivative transactions or for delivery to counterparties to cover short positions. At December 31, 2015, the total fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $21,321 and the fair value of the portion that had been sold or repledged was $6,657.

Concentration Risk

The Company is subject to concentration risk by holding large positions in certain types of secured or commitments to purchase U.S. agency securities. Financial instruments owned by the Company include U.S. government and agency securities, which, in the aggregate, represented approximately 1% of the Company's total assets at December 31, 2015. In addition, substantially all of the collateral held by the Company for resale agreements or bonds borrowed, which together represented approximately 12% of the Company's total assets at December 31, 2015, consist of securities issued by the U.S. government, federal agencies or other sovereign governments. Positions taken and commitments made by the Company, including underwriting and financing commitments, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment grade issuers.

Other

The Company also engages in margin lending to clients that allows the client to borrow against the value of qualifying securities and is included within Customer receivables in the Company's consolidated

statement of financial condition. Under these agreements and transactions, the Company receives collateral, including U.S. government and agency securities, other sovereign government obligations, corporate and other debt, and corporate equities. Customer receivables generated from margin lending activities are collateralized by customer-owned securities held by the Company. The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

Margin loans are extended on a demand basis and are not committed facilities. Factors considered in the review of margin loans are the amount of the loan, the intended purpose, the degree of leverage being employed in the account, and overall evaluation of the portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies to reduce risk. Additionally, transactions relating to concentrated or restricted positions require a review of any legal impediments to liquidation of the underlying collateral.

Underlying collateral for margin loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry concentrations. For these transactions, adherence to the Company's collateral policies significantly limits the Company's credit exposure in the event of a customer default. The Company may request additional margin collateral from customers, if appropriate, and, if necessary, may sell securities that have not been paid for or purchase securities sold but not delivered from customers. At December 31, 2015, there were approximately $14,643 of customer margin loans outstanding.

At December 31, 2015, cash of $1,571 and securities at fair value of $1,171 were deposited with clearing organizations or segregated under federal and other regulations or requirements. Securities deposited with clearing organizations or segregated under federal and other regulations or requirements are sourced from reverse repurchase agreements in the consolidated statement of financial condition.

Note 7 – Goodwill and Net Intangible Assets

The Company completed its annual goodwill impairment testing on July 1, 2015. The Company's impairment testing did not indicate any goodwill impairment. Adverse market or economic events could result in impairment charges in future periods.

There have been no changes in the carrying amount of the Company's goodwill during 2015. At December 31, 2015, net intangible assets were $2,325 and represented customer relationships.

Note 8 - Short-Term Borrowings

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. The balances consist of intercompany funding from the Ultimate Parent.

The Company has a revolving credit facility ("credit agreement") with the Ultimate Parent that is an open line of credit to be paid on demand. At December 31, 2015, the Company had $8 outstanding under the credit agreement.

Note 9 - Subordinated Liabilities

Subordinated liabilities consist of one Subordinated Revolving Credit Agreement with the Ultimate Parent dated May 29, 2009. On May 31, 2015, the credit agreement was amended to extend the maturity date and modify the interest rate, with the line of credit remaining unchanged at $250. The maturity date and interest rate of the subordinated note at December 31, 2015 was as follows:

Subordinated Notes	Maturity Date	Interest Rate	Par Value
Subordinated Revolver	July 31, 2022	2.92%	$ 100

Note 10 – Commitments, Guarantees and Contingencies

Letters of Credit

The Company has the ability to issue letters of credit to satisfy various collateral requirements; however, none were outstanding at December 31, 2015.

Premises and Equipment

At December 31, 2015, future minimum rental commitments, net of subleases, principally on office rentals were as follows:

Fiscal Year	Gross Amount	Sublease Income	Net Amount
2016	$ 263	$ 4	$ 259
2017	248	2	246
2018	216	1	215
2019	191	1	190
2020	165	-	165
Thereafter	437	-	437
Total	$ 1,520	$ 8	$ 1,512

Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

Securities Activities

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

Guarantees

The Company has obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or

commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts meet the accounting definition of a guarantee, including certain written options and contingent forward contracts. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. The maximum potential payout for certain derivative contracts, such as written foreign currency options, cannot be estimated, as increases in foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed. In certain situations, collateral may be held by the Company for those contracts that meet the definition of a guarantee. Generally, the Company sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Company may recover amounts related to the underlying asset delivered to the Company under the derivative contract.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. For further discussion of the Company's derivative risk management activities see Note 5.

Legal

In addition to the matter described below, in the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a global diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the entities that would otherwise be the primary defendants in such cases are bankrupt or in financial distress.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, and involving, among other matters, sales and trading activities, financial products or offerings sold by the Company, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the consolidated statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income.

In many proceedings and investigations, however, it is inherently difficult to determine whether any loss is probable or even possible, or to estimate the amount of any loss. The Company cannot predict with certainty if, how or when such proceedings or investigations will be resolved or what the eventual

settlement, fine, penalty or other relief, if any, may be, particularly for proceedings and investigations where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, disgorgement or penalties. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages or other relief, and by addressing novel or unsettled legal questions relevant to the proceedings or investigations in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for a proceeding or investigation. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such proceedings and investigations will not have a material adverse effect on the consolidated financial condition of the Company.

Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies has increased materially in the financial services industry. While the Company has identified below a proceeding that the Company believes to be material, individually or collectively, there can be no assurance that additional material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

The Company is currently defending itself in an ongoing arbitration styled *Lynnda L. Speer, as Personal Representative of the Estate of Roy M. Speer, et al. v. Morgan Stanley Smith Barney LLC, et al.,* which is pending before a Financial Industry Regulatory Authority arbitration panel in the state of Florida. Plaintiffs assert claims for excessive trading, unauthorized use of discretion, undue influence, negligence and negligent supervision, constructive fraud, abuse of fiduciary duty, unjust enrichment and violations of several Florida statutes in connection with brokerage accounts owned by a former high-net worth wealth management client who is now deceased. Plaintiffs are seeking approximately $475 in disgorgement, compensatory damages, statutory damages, punitive damages and treble damages under various factual and legal theories.

Note 11 – Variable Interest Entities and Securitization Activities

The Company is involved with various special purpose entities ("SPEs") in the normal course of business. In most cases, these entities are deemed to be variable interest entities ("VIEs").

The Company's variable interests in VIEs include debt and equity interests. The Company's involvement with VIEs arises primarily from interests purchased in connection with secondary market-making activities.

The Company determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and reassesses whether it is the primary beneficiary on an ongoing basis as long as it has any continuing involvement with the VIE. This determination is based upon an analysis of the design of the VIE, including the VIE's structure and activities, the power to make significant economic decisions held by the Company and by other parties, and the variable interests owned by the Company and other parties. The Company generally has no power in these structures.

Securitization transactions generally involve VIEs. Primarily as a result of its client facilitation activities, the Company owned securities issued by securitization SPEs for which the maximum exposure to loss is less than specific thresholds. These securities totaled $57 at December 31, 2015. The Company's primary risk exposure is to the securities issued by the SPE owned by the Company, with the risk highest on the most subordinate class of beneficial interests. These securities are included in Financial instruments owned-Corporate and other debt and are measured at fair value. The Company does not provide additional support in these transactions through contractual facilities, such as liquidity facilities, guarantees or similar derivatives. The Company's maximum exposure to loss equals the fair value of the securities owned.

Note 12 – Sales and Trading Activities

Sales and Trading

The Company conducts sales, trading, financing and client facilitation activities on securities and in OTC markets.

The Company's trading portfolios are managed with a view toward the risk and profitability of the portfolios. The following is a discussion of risk management and the Company's primary risks: market risk, credit risk, operational risk, and liquidity and funding risk policies and procedures covering these activities.

Risk Management

The Company's risk management policies and related procedures are integrated with those of the Ultimate Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's specific capital and regulatory requirements. For the Risk Management discussion which follows, the term "Company" includes the Ultimate Parent and its subsidiaries.

Risk is an inherent part of the Company's business and activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, assess, monitor and manage the significant risks involved in the activities of its business and support functions. The Company's ability to properly and effectively identify, assess, monitor and manage each of the various types of risk involved in its activities is critical to its soundness and profitability.

The cornerstone of the Company's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. Five key principles underlie this philosophy: comprehensiveness, independence, accountability, defined risk tolerance and transparency. The fast-paced, complex, and constantly-evolving nature of global financial markets requires that the Company maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement. To help ensure the efficacy of risk management which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices) or other market factors, such as market liquidity, will result in losses for a position or portfolio owned by the Company. Generally, the Company incurs market risk as a result of trading, investing, and client facilitation activities where a substantial majority of the Company's market risk exposures is generated.

Sound market risk management is an integral part of the Company's culture. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. Market risk is monitored through various measures: using statistics; by measures of position sensitivity; and through routine stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors, and through scenario analyses conducted in collaboration with business units.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations owned by the Company. The Company primarily incurs credit risk exposure to institutions and individuals. This risk may arise from a variety of business activities, including, but not limited to, entering into derivative contracts under which counterparties have obligations to make payments to the Company; extending credit to clients; providing funding that is secured by physical or financial collateral whose value may at times be insufficient to cover the loan repayment amount; and posting margin and/or collateral to counterparties. This type of risk requires credit analysis of specific counterparties, both initially and on an ongoing basis. The Company also incurs credit risk through margin and non-purpose loans to customers, which are collateralized by securities.

The Company has structured its credit risk management framework to reflect that each of its businesses generates unique credit risks, and establishes practices to evaluate, monitor and control credit risk exposure both within and across business segments. The Company is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management. The Company's credit risk exposure is managed by credit professionals and risk committees of the Company that monitor risk exposures, including margin loans and credit sensitive, higher risk transactions. See Note 6 for a discussion of Concentration Risk.

Operational Risk

Operational risk refers to the risk of financial or other loss, or damage to a firm's reputation, resulting from inadequate or failed internal processes, people, systems, or from external events (e.g., fraud, legal and compliance risks or damage to physical assets). The Company may incur operational risk across the full scope of its business activities, including revenue-generating activities (e.g., sales and trading) and control groups (e.g., information technology and trade processing). As such, the Company may incur operational risk in each of its divisions.

The goal of the operational risk management framework is to establish Company-wide operational risk standards related to risk measurement, monitoring and management. Operational risk policies are designed to reduce the likelihood and/or impact of operational incidents as well as to mitigate legal, regulatory, and reputational risks.

Liquidity and Funding Risk

Liquidity and funding risk refers to the risk that the Company will be unable to finance its operations due to a loss of access to the capital markets or difficulty in liquidating its assets. Liquidity and funding risk also encompasses the Company's ability to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its viability as a going concern.

The primary goal of the Company's Liquidity Risk Management Framework is to ensure that the Company has access to adequate funding across a wide range of market conditions. The framework is designed to enable the Company to fulfill its financial obligations and support the execution of its business strategies. The Company's Required Liquidity Framework reflects the amount of liquidity the Company must hold in both normal and stressed environments to ensure that its financial condition or overall soundness is not adversely affected by an inability (or perceived inability) to meet its financial obligations in a timely manner. The Required Liquidity Framework considers the most constraining liquidity requirement to satisfy all regulatory and internal limits. The Company uses Liquidity Stress Tests to model liquidity inflows and outflows across multiple scenarios over a range of time horizons. These scenarios contain

various combinations of idiosyncratic and systemic stress events of different severity and duration. The methodology, implementation, production and analysis of the Company's Liquidity Stress Tests are important components of the Required Liquidity Framework.

Note 13 – Employee Stock-Based Compensation Plans

Eligible employees of the Company participate in several of the Ultimate Parent's stock-based compensation plans. The Ultimate Parent measures compensation cost for stock-based awards at fair value and recognizes compensation cost over the service period, net of estimated forfeitures. Stock-based compensation costs are charged to the Company by the Ultimate Parent based upon the awards granted to employees participating in the programs.

Restricted Stock Units

Restricted stock units ("RSUs") are generally subject to vesting over time, generally one to three years from the date of grant, contingent upon continued employment and to restrictions on sale, transfer or assignment until conversion to common stock. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period and after the relevant vesting period in certain situations. Recipients of RSUs may have voting rights, at the Ultimate Parent's discretion, and generally receive dividend equivalents. The Ultimate Parent determines the fair value of RSUs (including RSUs with non-market performance conditions) based on the grant-date fair value of its common stock, measured as the volume-weighted average price on the date of grant. RSUs with market-based conditions are valued using a Monte Carlo valuation model.

Performance-Based Stock Units

Performance-based stock units ("PSUs") will vest and convert to shares of common stock at the end of the performance period only if the Ultimate Parent satisfies predetermined performance goals over the three-year performance period that began on January 1 of the grant year and ends three years later on December 31. Under the terms of the award, the number of PSUs that will actually vest and convert to shares will be based on the extent to which the Ultimate Parent achieves the specified performance goals during the performance period. PSUs have vesting, restriction and cancellation provisions that are generally similar to those of RSUs.

Stock Options

Stock options generally have an exercise price not less than the fair value of the Ultimate Parent's common stock on the date of grant, vest and become exercisable over a three-year period and expire seven years from the date of grant, subject to accelerated expiration upon certain terminations of employment. Stock options have vesting, restriction and cancellation provisions that are generally similar to those of RSUs. The fair value of stock options is determined using the Black-Scholes valuation model and the single grant life method. Under the single grant life method, option awards with graded vesting are valued using a single weighted-average expected option life.

Note 14 – Employee Benefit Plans

Pension and Other Postretirement Plans

Substantially all employees of the Company participate in employee benefit plans sponsored by the Ultimate Parent. The pension and postretirement plans have generally ceased future benefit accruals. The pension plans generally provide pension benefits based on each employee's years of credited service and on compensation levels specified in the plans.

Certain employees are covered by a postretirement benefit plan that provides medical and life insurance for eligible retirees and medical insurance for their dependents.

Morgan Stanley 401(k) Plan

Eligible employees receive 401(k) matching cash contributions that are allocated according to participants' current investment direction. For 2015, employees received a dollar for dollar Company match up to 4% of eligible pay, up to the Internal Revenue Service ("IRS") limit. Eligible employees with eligible pay less than or equal to one hundred thousand dollars receive a fixed contribution equal to 2% of eligible pay. Certain employees received a transition contribution based on prior plan membership.

Note 15 - Income Taxes

MSSB is a single-member limited liability company that is treated as a disregarded entity for federal income tax purposes. The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have been provided on a separate entity basis in accordance with the Tax Sharing Agreement with the Ultimate Parent. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

Certain subsidiaries of the Company are organized as corporations which are subject to federal, state and local income taxes.

In accordance with the terms of the Tax Sharing Agreement with the Ultimate Parent, substantially all current and deferred taxes (federal, combined and unitary state) are offset with all other intercompany balances with the Ultimate Parent.

Deferred income taxes reflect the net tax cffects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's deferred income taxes are primarily attributable to intangibles and compensation. In accordance with the terms of the Tax Allocation Agreement with the Ultimate Parent, all deferred tax assets and liabilities are recorded, and analyzed for realizability, at the Parent level due to the Company's status as a disregarded entity.

Tax Authority Examination

The Company, through its inclusion in the partnership return of the Parent prior to October 31, 2014 is currently under audit by the Internal Revenue Service (the "IRS") as well as New York City for tax years 2009 – 2013 and 2010 – 2012 respectively. The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the IRS and other tax authorities in certain states in which the Company has significant business operations, such as New York.

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from

current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the guidance on accounting for unrecognized tax benefits. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

The Company believes that the resolution of these tax matters will not have a material effect on the consolidated statement of financial condition, although a resolution could have a material impact on the effective tax rate for any period in which such resolution occurs.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax Year
United States	2014
New York State and New York City	2014
New York City Unincorporated Business Tax	2010

Note 16 - Regulatory Capital and Other Requirements

MSSB is a registered broker-dealer and, accordingly, is subject to the SEC's net capital rule. Under this rule, MSSB is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, of not less than the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements. At December 31, 2015, MSSB's Net Capital was $3,613, which exceeded the minimum requirement by $3,459.

The Financial Industry Regulatory Authority may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items.

Advances to the Ultimate Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Net Capital rule.

As of December 31, 2015, the Company performed a computation for the reserve requirement related to proprietary accounts of brokers (commonly referred to as "PAB") set forth under SEC Rule 15c3-3.

Note 17 – Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the consolidated statement of financial condition through the date of this report and the Company has not identified any recordable or disclosable events, not otherwise reported in these consolidated statement of financial condition or the notes thereto.

******

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015 USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Morgan Stanley Smith Barney LLC

We have examined Morgan Stanley Smith Barney LLC's (the "Company") statements, included in the accompanying Morgan Stanley Smith Barney LLC Compliance Report, that (1) the Company's internal control over compliance was effective during the year ended December 31, 2015; (2) the Company's internal control over compliance was effective as of December 31, 2015; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2015; and (4) the information used to state that the Company was in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with the net capital rule, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the year ended December 31, 2015; the Company complied with the net capital rule and reserve requirements rule as of December 31, 2015; and the information used to assert compliance with the net capital rule and reserve requirements rule as of December 31, 2015 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the net capital rule and reserve requirements rule, determining whether the information used to assert compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Deloitte & Touche LLP

February 26, 2016

Morgan Stanley Smith Barney LLC Compliance Report

Morgan Stanley Smith Barney LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended 12/31/2015;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended 12/31/2015;
(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended 12/31/2015; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Morgan Stanley Smith Barney LLC

We, Jeffrey A. Gelfand and David Morano, swear (or affirm) that, to our best knowledge and belief, this Compliance Report is true and correct.



Jeffrey A. Gelfand
Managing Director



David Morano
Managing Director

February 26, 2016

One New York Plaza
New York , NY 10004

Morgan Stanley

February 26, 2016

Securities and Exchange Commission
3 World Financial Center, Suite 400
New York, NY 10281
Attn: Broker Dealer Department

Dear Sirs:

In order for Morgan Stanley Smith Barney LLC to comply with your filing requirements, we enclose the following reports:

- Two copies of the Consolidated Financial Statements and Unconsolidated Supplemental Schedules for the year ended December 31, 2015 and Report of Independent Registered Public Accounting Firm dated February 26, 2016 and Compliance Report on Internal Control dated February 26, 2016.

- Two copies of the Consolidated Statement of Financial Condition as of December 31, 2015 and Report of Independent Registered Public Accounting Firm dated February 26, 2016 and Compliance Report on Internal Control dated February 26, 2016.

Please note that as designated on its cover, the Consolidated Financial Statements and Supplemental Schedules information for the year ended December 31, 2015 is being filed on a confidential basis as provided for in Section 17a-5 of the Securities Exchange Act of 1934.

Regards,



Sergio Lupetin
Managing Director

Enclosures